

January 21, 2014

Via E-mail
Mr. Donald J. Seibel
Treasurer and Chief Financial Officer
FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

> **Re:** **FBL Financial Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **File No. 001-11917**

Dear Mr. Seibel:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief